 Exhibit 99.1

First Mining Files Final Base Shelf Prospectus and Registration Statement

VANCOUVER, BC, Feb. 24, 2026 /CNW/ - First Mining Gold Corp. ("First Mining" or the "Company") (TSX: FF) (OTCQX: FFMGF) (FRANKFURT: FMG) announces that it has obtained a receipt for as final short form base shelf prospectus (the "Final Shelf Prospectus") filed with the securities regulatory authorities in each of the provinces and territories of Canada, and its corresponding registration statement on Form F-10 (the "Registration Statement") has been filed with the United States Securities and Exchange Commission (the "SEC") under the U.S./Canada Multijurisdictional Disclosure System, but has not yet become effective. The filing replaces the previous base shelf prospectus of the Company dated January 23, 2024.

The filing of the Final Shelf Prospectus and the Registration Statement is consistent with the Company's past practice to provide First Mining with greater financial flexibility. The Company has not entered into any agreements or arrangements to authorize or offer any Securities (as defined below) at this time.

The Final Shelf Prospectus and the Registration Statement will allow First Mining to undertake offerings of common shares, preferred shares, warrants, subscription receipts and units (collectively, the "Securities"), or any combination thereof, up to an aggregate total of C$500 million from time to time during the 25-month period that the Final Shelf Prospectus remains effective. The Securities may be offered in amounts, at prices and on terms to be determined at the time of sale and, subject to applicable regulations, may include "at-the-market" transactions, public offerings or strategic investments. The specific terms of any offering of Securities, if any, including the use of proceeds from such offering, will be set forth in a shelf prospectus supplement pertaining to such offering to be filed with applicable securities regulatory authorities. The securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective.

Copies of the Final Shelf Prospectus and the Registration Statement can be found, respectively, under the Company's SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov, or may be obtained by request to Richard Huang, Vice President, Corporate Development & Corporate Secretary, Suite 2070 – 1188 West Georgia Street, Vancouver, British Columbia  V6E 4A2, Canada, or to info@firstmininggold.com.

No securities regulatory authority has either approved or disapproved the contents of this news release. This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities of the Company in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About First Mining Gold Corp.

First Mining is a gold developer advancing two of the largest gold projects in Canada, the Springpole Gold Project in northwestern Ontario, where we have commenced a Feasibility Study and permitting activities are on-going with a final Environmental Impact Statement / Environmental Assessment for the project submitted in November 2024, and the Duparquet Gold Project in Quebec, a PEA-stage development project located on the Destor-Porcupine Fault Zone in the prolific Abitibi region. First Mining also owns the Cameron Gold Project in Ontario and a 30% project interest in the Pickle Crow Gold Project.

First Mining was established in 2015 by Mr. Keith Neumeyer, founder and CEO of First Majestic Silver Corp.

ON BEHALF OF FIRST MINING GOLD CORP.

Daniel W. Wilton
Chief Executive Officer and Director

Cautionary Note Regarding Forward-Looking Statements

This news release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this news release. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "plans", "projects", "intends", "estimates", "envisages", "potential", "possible", "strategy", "goals", "opportunities", "objectives", "targeted", "advancing", "proving" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions.

Forward-looking statements in this news release relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the filing and effectiveness of any potential prospectus supplement; (ii) the Company undertaking any offering of Securities under the Final Shelf Prospectus and corresponding Registration Statement, including the amount and terms of any Securities to be offered; (iii) the Company's plans with respect to advancing its portfolio of gold projects; (iv) feasibility and permitting activities related to the Springpole Gold Project; and (v) realizing the value of the Company's gold projects for the Company's shareholders. All forward-looking statements are based on First Mining's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made and are based upon a number of assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements and the parties have made assumptions and estimates based on or related to many of these factors.  Such factors include, without limitation:; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approval for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; fluctuations in the spot and forward price of gold, silver, base metals or certain other commodities; fluctuations in the currency markets (such as the Canadian dollar versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities, indigenous populations and other stakeholders; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; title to properties.; and the additional risks described in the Company's Annual Information Form for the year ended December 31, 2024 filed with the Canadian securities regulatory authorities under the Company's SEDAR+ profile at www.sedarplus.ca, and in the Company's Annual Report on Form 40-F filed with the SEC and on EDGAR.

First Mining cautions that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to First Mining, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. First Mining does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by the Company or on our behalf, except as required by law.

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SOURCE First Mining Gold Corp.

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For further information: For further information, please contact: Toll Free: 1 844 306 8827 | Email: info@firstmininggold.com; Paul Morris | Director, Investor Relations | Email: paul@firstmininggold.com

CO: First Mining Gold Corp.

CNW 07:00e 24-FEB-26